



OUNZ Van Eck® Merk® Gold Tr

The Gold ETF That Delivers



OUNZ Van Eck® Merk® Gold Trust

The Gold ETF That Delivers

VanEck™

View Prospectus
Van Eck Securities Corporation



OUNZ Van Eck® Merk® Gold Trust

Gold exposure with the option for physical delivery.

VanEck™

View Prospectus
Van Eck Securities Corporation



OUNZ Van Eck® Merk® Gold Trust

The Gold ETF That Delivers   Learn More

VanEck™

View Prospectus
Van Eck Securities Corporation